UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange

Act of 1934

For the month of November 2024

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On November 13, 2024 at 4:00 p.m. (Israel time), ODDITY Tech Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s amended and restated articles of association, each of the proposals set forth in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on October 2, 2024.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

	By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: November 14, 2024